Exhibit 99.6
SATYAM COMPUTER SERVICES LIMITED
INDEX TO THE U.S. GAAP CONSOLIDATED FINANCIAL STATEMENTS

Page
Consolidated Balance Sheets as of December 31, 2006, 2005 (unaudited) and March 31, 2006	F-2

Consolidated Statements of Income for the nine months ended December 31, 2006, 2005 (unaudited) and for the year ended March 31, 2006	F-3

Consolidated Statements of Shareholder’s Equity and Comprehensive Income for the nine months ended December 31, 2006 (unaudited) and for the year ended March 31, 2006	F-4

Consolidated Statements of Cash Flows for the nine months ended December 31, 2006, 2005 (unaudited) and for the year ended March 31, 2006	F-6

Notes to the Consolidated Financial Statements	F-7

Satyam Computer Services Limited
Consolidated Balance Sheets
(Millions of US Dollars except per share data and as stated otherwise)

	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)
Assets

Current assets
Cash and cash equivalents	$95.8	$261.8	$292.8
Investments in bank deposits	192.9	210.1	403.7
Accounts receivable, net of allowance for doubtful debts	284.5	194.2	220.0
Unbilled revenue on contracts	56.5	38.2	41.1
Deferred income taxes	18.4	11.0	12.2
Prepaid expenses and other receivables	45.1	31.2	48.9
Total current assets	693.2	746.5	1,018.7
Investments in bank deposits	539.4	189.3	—
Investments in associated companies	4.6	3.3	3.5
Premises and equipment, net	147.4	99.9	106.6
Goodwill, net	31.6	24.4	27.6
Intangible assets, net	8.4	4.3	6.6
Other assets	24.0	25.8	18.2

Total assets	1,448.6	1,093.5	1,181.2

Liabilities and shareholders’ equity

Current liabilities
Short-term and current portion of long-term debt	8.1	4.9	6.5
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share (45,505,000 shares as of December 31, 2006)	13.3	—	—
Accounts payable	18.8	11.7	11.9
Accrued expenses and other current liabilities	139.8	111.2	108.9
Unearned and deferred revenue	24.6	13.2	11.8

Total current liabilities	204.6	141.0	139.1
Long-term debt, excluding current portion	22.1	12.0	17.9
Deferred income taxes	9.7	4.8	8.9

Total liabilities	236.4	157.8	165.9

Contingencies and Commitments (Note No. 19)

Minority interest	—	0.9	0.9

Preferred Stock of Subsidiary
0.05% Cumulative convertible redeemable preference shares, par value Rs.10 (US$0.23)* per share (100 million preference shares authorized, 45,505,000 and 91,009,999 preference shares issued as of December 31, 2006 and 2005 (unaudited) respectively and 91,009,999 preference shares as of March 31, 2006)	10.0	20.0	20.0
Shareholders’ equity
Common stock — par value Rs.2 (US$0.05)* per equity share (800 million and 750 million equity shares authorized as of December 31, 2006 and 2005 (unaudited) respectively and 750 million equity shares as of March 31, 2006. 657,091,673 and 646,612,716 equity shares issued as of December 31, 2006 and 2005 (unaudited) respectively and 648,899,078 equity shares as of March 31, 2006)	35.5	17.5	17.6
Additional paid-in capital	500.7	457.6	465.1
Shares subscribed but unissued	0.5	0.4	0.4
Deferred stock-based compensation	—	(0.3)	(0.4)
Retained earnings	634.8	434.7	497.1
Accumulated other comprehensive income/(loss)	31.9	6.1	15.8

	1,203.4	916.0	995.6
Shares held by the SC-Trust under associate stock option plan (2,313,880 and 2,391,280 equity shares as of December 31, 2006 and 2005 (unaudited) respectively and 2,386,280 equity shares as of March 31, 2006)	(1.2)	(1.2)	(1.2)
Total shareholders’ equity	1,202.2	914.8	994.4

Total liabilities and shareholders’ equity	$1,448.6	$1,093.5	$1,181.2

*	The par value in US$ has been converted at the closing rate as of December 31, 2006, 1US$ = Rs44.11
The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Income
(Millions of US Dollars except per share data and as stated otherwise)

	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)
Revenues	$1,050.1	$795.7	$1,096.3
Cost of revenues (Includes stock-based compensation of US$9.4,US$Nil for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$Nil for the year ended March 31, 2006)	(673.3)	(506.5)	(689.0)

Gross profit	376.8	289.2	407.3
Selling, general and administrative expenses (Includes stock-based compensation of US$0.5,US$0.4 for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$0.8 for the year ended March 31, 2006)	(166.2)	(133.0)	(187.6)

Total operating expenses	(166.2)	(133.0)	(187.6)

Operating income	210.6	156.2	219.7
Interest income	22.4	19.4	26.3
Interest expense	(1.9)	(0.9)	(1.3)
Gain on sale of investments (Refer note 7)	—	43.6	43.6
Gain/(Loss) on foreign exchange transactions	0.6	4.1	0.3
Other income/(expense), net	1.3	(4.3)	(0.8)

Income before income taxes and equity in earnings/(losses) of associated companies	233.0	218.1	287.8
Income taxes	(21.7)	(30.4)	(37.7)
Minority interest	—	0.2	0.1

Income before equity in earnings/(losses) of associated companies	211.3	187.9	250.2
Equity in earnings/(losses) of associated companies, net of taxes	0.8	(1.0)	(0.8)

Net income	$212.1	$186.9	$249.4

Earnings per share:
Basic	$0.33	$0.29	$0.39
Diluted	$0.32	$0.28	$0.38
Weighted average number of shares used in computing earnings per share (in millions)
Basic	651.3	640.0	641.2
Diluted	670.3	660.9	662.8

The accompanying notes form an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed but	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2005	638,530,582	$17.4	$433.6	$0.1	$(0.3)	$289.0	$29.6	$(1.5)	$767.9
Net income	—	—	—	—	—	249.4	—	—	249.4
Other comprehensive income
Gain on foreign currency translation	—	—	—	—	—	—	(13.8)	—	(13.8)

Total Comprehensive income									235.6
Issuance of common stock	1,03,68,496	0.2	30.3	(0.1)	—	—	—	—	30.4
Shares subscribed but unissued	—	—	—	0.4	—	—	—	—	0.4
Deferred stock-based compensation	—	—	0.9	—	(0.9)	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	0.8	—	—	—	0.8
Shares transferred by SC-Trust to employees	—	—	0.3	—	—	—	—	0.3	0.6
Cash dividend paid at the rate of US$0.11 per share	—	—	—	—	—	(41.3)	—	—	(41.3)

Balance as of March 31, 2006	648,899,078	$17.6	$465.1	$0.4	($0.4)	$497.1	$15.8	($1.2)	$994.4

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Millions of US Dollars except per share data and as stated otherwise)

							Accumulated
			Additional	Shares	Deferred		other	Shares held	Total
	Common Stock		paid-in	subscribed	stock-based	Retained	comprehensive	by	Shareholders’
	Shares	Par Value	capital	but unissued	compensation	earnings	income/(loss)	SC-Trust	Equity

Balance as of March 31, 2006	648,899,078	$17.6	$465.1	$0.4	$(0.4)	$497.1	$15.8	$(1.2)	$994.4
Net income	—	—	—	—	—	212.1	—	—	212.1
Other comprehensive income/(loss)
Gain on foreign currency translation	—	—	—	—	—	—	16.1	—	16.1

Total Comprehensive income									228.2
Issuance of common stock	8,192,595	0.2	26.1	(0.4)	—	—	—	—	25.9
Stock split (effected in the form of dividend)	—	17.7	—	—	—	(17.7)	—	—	—
Shares subscribed but unissued	—	—	—	0.5	—	—	—	—	0.5
Reversal of Deferred stock based compensation on adoption of SFAS 123R	—	—	(0.4)	—	0.4	—	—	—	—
Stock-based compensation expense	—	—	9.9	—	—	—	—	—	9.9
Cash dividend paid at the rate of US$0.14 per share	—	—	—	—	—	(56.7)	—	—	(56.7)

Balance as of December 31, 2006	657,091,673	$35.5	$500.7	$0.5	—	$634.8	$31.9	$(1.2)	$1,202.2

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Consolidated Statements of Cashflows
(Millions of US Dollars except per share data and as stated otherwise)

	Nine months ended December 31,		Year ended
	2006	2005	March 31,2006
	(unaudited)	(unaudited)
Cash Flows From Operating Activities
Net income	$212.1	$186.9	$249.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	25.4	22.8	31.5
Stock-based compensation	9.9	0.4	0.8
Deferred income taxes	(6.2)	(5.7)	(5.1)
Gain on sale of investments	—	(43.6)	(43.6)
Loss on sale of premises and equipment	0.2	0.1	0.2
Minority Interest	—	(0.2)	(0.1)
Equity in losses/(profits) of associated companies, net of taxes	(0.8)	1.0	0.8
Changes in assets and liabilities:
Accounts receivable, net and unbilled revenue on contracts	(74.9)	(55.5)	(81.9)
Prepaid expenses and other receivables, net	4.5	(15.6)	(31.7)
Other assets, net	(5.6)	(9.6)	(1.8)
Accounts payable	6.2	(2.4)	(2.5)
Accrued expenses and other current liabilities	29.5	47.4	40.6
Unearned and deferred revenue	12.3	7.7	6.1

Net cash provided by operating activities	212.6	133.7	162.7

Cash Flows From Investing Activities
Investment in bank deposits	(319.9)	—	—
Purchase of premises and equipment	(61.7)	(39.2)	(54.1)
Proceeds from sale of premises and equipment	0.4	0.2	0.3
Payment for purchase of Citisoft Plc, net of cash acquired	(3.3)	(12.1)	(12.1)
Payment for purchase of Knowledge Dynamics Pte. Ltd., net of cash acquired	(0.8)	(1.6)	(1.6)
Proceeds from sale of investments	—	62.3	62.3

Net cash provided by/(used in) investing activities	(385.3)	9.6	(5.2)

Cash Flows From Financing Activities

Proceeds from short-term debt	1.4	2.3	3.6
Repayments of short-term debt	(0.2)	(1.2)	(1.2)
Proceeds from long-term debt	4.3	10.3	16.3
Repayment of long-term debt	(2.0)	(2.0)	(2.7)
Issuance of common stock	25.9	23.9	31.0
Shares subscribed but unissued	0.5	0.4	0.4
Cash dividends paid	(56.7)	(41.2)	(41.3)

Net cash provided by/(used in) financing activities	(26.8)	(7.5)	6.1

Effect of exchange rate changes on cash and cash equivalents	2.5	(3.8)	(0.6)

Net change in cash and cash equivalents	(197.0)	132.0	163.0

Cash and cash equivalents at the beginning of the period	292.8	129.8	129.8

Cash and cash equivalents at the end of the period	$95.8	$261.8	$292.8

Supplementary information:
Cash paid during the period for:
Income taxes	$23.4	$29.1	$44.9
Interest	1.9	0.9	1.3
Non-cash items:
Capital leases and hire purchase	$2.1	$1.9	$2.5
Deferred consideration for purchase of Citisoft Plc	5.9	—	3.1
Deferred consideration for purchase of Knowledge Dynamics Pte Ltd	—	—	1.5

The accompanying notes are an integral part of these consolidated financial statements.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
1. Description of Business
Satyam Computer Services Limited, its consolidated subsidiaries and associated companies (hereinafter referred to as “Satyam”) are engaged in providing Information Technology (“IT”) services and Business Process Outsourcing (“BPO”) services. Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an IT services provider that uses global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Japan, Australia, Singapore, Malaysia, Dubai, Germany, Canada, China, Hungary, Saudi Arabia and Brazil. Satyam offers a comprehensive range of IT services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions and infrastructure management services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing BPO services covering HR, Finance & Accounting, Customer Care (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
2. Summary of Significant Accounting Policies
a) Principles of Consolidation and Basis of Presentation
The consolidated financial statements of Satyam Computer Services and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (“U.S. GAAP”). All significant inter-company balances and transactions are eliminated.
Minority interest in subsidiaries represents the minority shareholders’ proportionate share of the net assets and the results of operations of Satyam’s majority owned subsidiaries.
Satyam’s investments in business entities in which it does not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50 percent ownership), are referred to as associated companies and are accounted for by the equity method.
On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in additional paid-in capital. Gains or losses arising on the direct sales by Satyam of its investment in its subsidiaries or associated companies to third parties are recognized as income/(loss) in the statement of income. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.
The excess of the cost over the underlying net equity of investments in subsidiaries and associated companies accounted for on equity basis is allocated to identifiable assets based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over the underlying net equity is recognized as goodwill.
b) Interim Information (unaudited)
Interim information presented in the consolidated financial statements has been prepared by the management without audit and in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the balance sheets, statements of operations, statements of shareholders’ equity and comprehensive income, and statements of cash flows for the periods shown in accordance with U.S. GAAP.
c) Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements and the reported amount of revenues and expenses during the reported period. Examples of such estimates include: estimates of expected contract costs to be incurred to complete software development, allowance for doubtful debts, and future obligations under employee benefit plans, valuation allowances for deferred taxes, impairment of goodwill and useful lives of premises and equipment (fixed assets). Actual results could differ materially from those estimates.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
d) Foreign Currency Translation
The accompanying consolidated financial statements are reported in U.S. dollars. The Indian rupee is the functional currency for Satyam Computer Services, its domestic subsidiaries and associated companies. However, the U.S. Dollar, Pound Sterling, Singapore Dollar and Renminbi are the functional currencies for its foreign subsidiaries located in U.S., UK, Singapore and China respectively. The translation of the functional currencies into U.S. dollars is performed for assets and liabilities using the current exchange rates in effect at the balance sheet date and for revenues, costs and expenses using average exchange rates prevailing during the reporting periods. Adjustments resulting from the translation of functional currency financial statements to reporting currency are accumulated and reported as other comprehensive income/(loss), a separate component of shareholders’ equity.
Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currencies are expressed in the functional currency at the exchange rates in effect at the balance sheet date. Revenues, costs and expenses are recorded using exchange rates prevailing on the date of transaction. Gains or losses resulting from foreign currency transactions are included in the statement of income.
e) Revenue Recognition
Revenues from IT services, which includes software development, system maintenance, package software implementation, engineering design services and e-Business consist of revenues earned from services performed either on a time-and-material basis or time bound fixed price engagements.
Revenues earned from services performed on a time-and-material basis are recognized as the services are performed. IT services performed on time bound fixed-price engagements; require accurate estimation of the costs which include salaries and related expenses of technical associates, related communication expenses, travel costs, scope and duration of each engagement. Revenue and the related costs for these projects are recognized on percentage of completion basis, with revisions to estimates reflected in the period in which changes become known. Provisions for estimated losses on such engagements are made during the period in which a loss becomes probable and can be reasonably estimated.
Revenues from BPO services consist of revenues from time-and-material services or time bound fixed price engagements. Revenues from time-and-material services are recognized as the services are performed. Revenues from BPO services are also on time bound fixed-price engagements, under which revenue is recognized using the percentage completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the period in which the change becomes known. Provisions for estimated losses are made during the year in which a loss becomes probable and can be reasonably estimated.
Amounts included in the financial statements, which relate to recoverable costs and accrued profits not yet billed on contracts, are classified in current assets as “Unbilled revenue on contracts”. Billings on uncompleted contracts in excess of accrued cost and accrued profit are classified in current liabilities under the heading “Unearned and deferred revenue”. Satyam provides its clients with one to three months’ warranty as post-sale support for its fixed price engagements. Satyam has not provided for any warranty costs for the nine months ended December 31, 2006 and 2005 (unaudited) and for the year ended March 31, 2006 as historically Satyam has not incurred any expenditure on account of warranties and since the customer is required to formally sign off on the work performed, any subsequent work is usually covered by an additional contract.
In accordance with Emerging Issues Task Force (EITF) 01-14 (formerly Topic D-103), “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”, Satyam has accounted for reimbursements received for out-of-pocket expenses incurred as revenues in the statement of income.
f) Cash and Cash Equivalents
Satyam considers all highly liquid investments with an original maturity or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates their fair value due to the short maturity of the investments. Cash and claims to cash that are restricted as to withdrawal or use in the ordinary course of business are classified as other receivables under current assets, unless they are to be utilized for other than current operations in which case they are classified as other assets, non-current.
g) Premises, Equipment and Depreciation
Premises and equipment are stated at actual cost less accumulated depreciation. Assets under capital leases are stated at the present value of minimum lease payments. Depreciation is computed using the straight-line method over the estimated useful lives. Assets under capital leases and leasehold improvements are amortized straight-line over their estimated useful life or the lease term, as appropriate. Costs of application software for internal use are

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
generally charged to income as incurred due to its estimated useful lives being relatively short, usually less than one year.
The cost and the accumulated depreciation for premises and equipment sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the statement of income. Interest related to the construction of qualifying assets is capitalized. Advances paid towards the acquisition of premises and equipment outstanding at each balance sheet date and the cost of premises and equipment not put to use before such date are disclosed as Assets under Construction.
h) Software Development Costs
Satyam capitalizes internally generated software development costs under the provisions of Statement of Financial Accounting (SFAS) 86, “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Capitalization of computer software development cost begins upon the establishment of technological feasibility, which Satyam has defined as the completion of a prototype. Costs incurred prior to establishment of technological feasibility and other research and development expenses are charged to income as incurred. Costs incurred by Satyam between completion of the prototype and the point at which the product is ready for general release have been insignificant.
Research and development expenses charged to income amounted to US$0.3 million and US$0.5 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$0.5 million for the year ended March 31, 2006.
i) Goodwill and Other Intangible Assets
Goodwill represents the difference between either a) the purchase price and the fair value of assets and liabilities acquired and/or b) the purchase price and additional interest in subsidiaries acquired from minority shareholders. Upto March 31, 2002, goodwill and other intangible assets including license fees were amortized over the useful lives principally over a period of 5 years based on management’s estimate. Goodwill is tested for impairment annually and reviewed for triggering events when circumstances indicate that the carrying amount may not be recoverable, and written down when impaired, rather than being amortized as required by previous standards. Further in accordance with SFAS 142 purchased intangible assets other than goodwill are amortized over their useful lives unless these lives are determined to be indefinite.
j) Impairment of Long-lived Assets
Satyam accounts for impairment of long-lived assets in accordance with the provisions of SFAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” on April 1, 2002. Satyam reviews long-lived assets, for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Assets to be disposed are reported at the lower of the carrying value or the fair value less cost to sell.
k) Investments
Satyam has evaluated its investment policies consistent with the provisions of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities", and determined that all of its marketable investment securities are to be classified as available-for-sale. Accordingly, such securities are carried at fair value with unrealized gains and losses, net of taxes, reported as a separate component of other comprehensive income/(loss) until realized. Realized gains and losses and decline in value judged to be other-than-temporary are included in other income. The cost of securities sold is based on the first-in-first-out (FIFO) method. Interest and dividends on securities classified as available-for-sale are recognized when earned and included in other income. Other investments that are not marketable are carried at cost, subject to tests of other than temporary impairment.
l) Cost of Revenues and Selling, General and Administrative Expenses
Cost of revenues primarily include the compensation cost of technical staff, depreciation on dedicated assets and system and application software costs, amortization of intangibles, travel costs, data communication expenses and other expenses incurred that are related to the generation of revenue.
Selling, general and administrative expenses generally include the compensation costs of sales, management and administrative personnel, travel costs, advertising, business promotion, depreciation on assets, rent, repairs, electricity and other general expenses not attributable to cost of revenues.
m)	Advertising Costs

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Satyam expenses all advertising costs as incurred. Advertising costs charged to income amounted to US$0.7 million and US$1.8 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$2.2 million for the year ended March 31, 2006.
n) Employee Benefits
i) Provident Fund
In accordance with Indian law, employees are entitled to receive benefits under the Provident Fund, which is a defined contribution plan. Both the employee and the employer make monthly contributions to the plan at a predetermined rate (presently 12.0%) of the employees’ basic salary. Satyam has no further obligations under the plan beyond its monthly contributions. These contributions are made to the fund administered and managed by the Government of India. Satyam’s monthly contributions are charged to income in the period they are incurred.
ii) Gratuity Plan
Satyam has a defined benefit retirement plan (the “Gratuity Plan”) covering all its employees in India. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and years of employment with Satyam.
Satyam provides for the Gratuity Plan on the basis of actuarial valuation. The entire Gratuity Plan of Satyam Computer Services and Nipuna is unfunded.
iii) Superannuation Plan
In addition to the above benefits, the senior employees of Satyam Computer Services in India are entitled to receive benefits under the Superannuation Plan, a defined contribution plan. Satyam Computer Services makes yearly contributions under the Superannuation plan administered and managed by LIC, based on a specified percentage (presently 10.0%) of each covered employee’s basic salary. Satyam Computer Services has no further obligations under the plan beyond its contributions.
iv) Other Benefit Plans
Satyam maintains a 401(k) retirement plan (the “401(k) Plan”) covering all its employees in the United States. Each participant in the 401(k) Plan may elect to contribute up to 15.0% of his or her annual compensation to the 401(k) Plan. Satyam matches 50.0% of employee contributions, subject to a maximum of 3.0% of gross salary for all employees participating in the 401(k) plan. Effective October 1, 2003, Satyam Computer Services has discontinued its matching contribution under this plan.
o) Income Taxes
In accordance wit h the provisions of SFAS 109, “Accounting for Income Taxes", income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Based on management’s judgment, the measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which it is more likely than not that some portion or all of such benefits will not be realized.
p) Earnings Per Share
In accordance with the provisions of SFAS 128, “Earnings Per Share", basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the “treasury stock” method for options and warrants, except where the results will be anti-dilutive.
q) Stock-Based Compensation
Effective April 1, 2006, Satyam adopted the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). Prior to the adoption of SFAS 123R, Satyam recognized stock-based compensation using the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees", and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25, issued in

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
March 2000 to account for its employee stock-based compensation plan. Satyam has therefore adopted the pro-forma disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” and SFAS 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. Pursuant to SFAS No. 123, all equity instruments issued to non-employees are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. In March 2005, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No.107 (“SAB 107”) regarding the SEC’s interpretation of SFAS 123R and the valuation of share-based payments for public companies. Satyam has applied the provisions of SAB 107 in its adoption of SFAS 123R.
Satyam adopted SFAS 123R using the modified prospective transition method, which required the application of the accounting standard as of April 1, 2006, the first day of Satyam’s fiscal year 2007. Under this transition method, stock-based compensation expensed for the nine months ended December 31, 2006 includes a) compensation expense for all stock-based compensation awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”) and b) Stock-based compensation expenses for all stock-based compensation awards granted after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R.
Pro forma disclosure
Had deferred stock-based compensation cost been recognized based on the fair value at the date of grant in accordance with SFAS 123, the pro forma amounts of Satyam’s net income and earnings per share would have been as follows for the nine months ended December 31, 2005 (unaudited) and for the year ended March 31, 2006.
(US$ in millions except per share data)

	Nine months	Year ended
	ended December 31,	March 31,
	2005	2006
	(unaudited)

Net Income
—As reported	$186.9	$249.4
Add: Charge under APB25	0.4	0.8
Less: Charge under FAS123	(20.2)	(22.2)

—Pro forma	$167.1	$228.0

Earnings Per Share:
Basic
—As reported	$0.29	$0.39
—Pro forma	$0.28	$0.38
Diluted
—As reported	$0.26	$0.36
—Pro forma	$0.25	$0.34

Note: The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
The fair value of Satyam Computer Services’ stock options used to compute pro forma net income and earnings per share disclosures is the estimated present value at grant date using the Black-Scholes option-pricing model.
The following weighted average assumptions were used:

	Nine months ended	Year ended March 31,
	December 31,
	2005	2006
	(unaudited)

Dividend yield	0.75%	0.75%
Expected volatility	58%	57%
Risk-free interest rate	7%	7%
Expected term (in years)	1.26	1.26

r) Derivative financial instruments
Satyam has adopted the provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” as amended. Satyam enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam purchases foreign exchange forward and options contracts to mitigate the risk of changes in foreign exchange rates on cash flows denominated in certain foreign currencies. These contracts do not qualify for hedge accounting under SFAS 133, as amended. Any derivative that is either not a designated hedge, or is so designated but is ineffective per SFAS 133, as amended is marked to market and recognized in earnings immediately.
s) Recently issued accounting pronouncements
In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). The Interpretation clarifies the accounting for uncertainty in income taxes recognized in a Company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, which is April 1, 2007 for us. The differences, if any between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are in the process of evaluating the impact this new standard will have on our financial position, results of operations and liquidity.
In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (“SAB 108”) to add Section N, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” to Topic 1, Financial Statements, of the Staff Accounting Bulletin Series. Section N provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in Topic 1N in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year, and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error being corrected arose and the fact that the errors had previously been considered immaterial. Early application of the guidance in Topic 1N is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this Staff Accounting Bulletin. We will initially apply the provisions of SAB 108 in connection with the preparation of our consolidated financial statements for the year ending March 31, 2008 and we do not expect SAB 108 to have a material impact on our financial position, results of operations and liquidity.
In September 2006, the FASB issued SFAS 157, Fair Value Measurements, which establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, which is fiscal year commending April 1, 2008 for us. We are in the process of evaluating the impact SFAS 157 will have on our financial position, results of operations, liquidity and its related disclosures.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
In September 2006, the FASB issued SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans” (an amendment of FASB Statements No. 87, 88, 106, and 132R). SFAS 158 requires an employer to (i) recognize the over funded or under funded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. SFAS 158 also specifies additional disclosures. Companies with publicly-traded equity securities are required to adopt the recognition and disclosure provisions of SFAS 158 effective for fiscal years ending after December 15, 2006 which is fiscal year ending on March 31, 2007 for us. SFAS 158 does not permit retrospective application of its provisions. We do not expect the adoption of this statement to have a material impact on our financial position, results of operations, liquidity.
t) Reclassifications
Certain items previously reported in specific financial statement captions have been reclassified to conform to the current period’s presentation.
3. Acquisitions
a) Citisoft Plc.
On May 12, 2005, Satyam Computer Services acquired a 75% interest in Citisoft Plc or Citisoft, a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management industry since 1986. The results of Citisoft’s operations have been consolidated by Satyam Computer Services from the consummation date of May 12, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for the 75% equity interest in Citisoft amounted to US$17.4 million comprising of an initial consideration of US$14.3 million (including direct acquisition costs of US$0.9 million) and deferred consideration (non-contingent) of US$3.1 million. The deferred consideration, accounted for as part of the purchase consideration, has been paid during the three months ended June 30, 2006. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$3.9 million on April 30, 2007 based on achievement of targeted revenues and profits. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
Satyam Computer Services is also required to fund an Employee Benefit Trust (“EBT”) formed by Citisoft for the purpose of providing additional incentive to employees to contribute to the success of Citisoft. Satyam is required to fund a maximum of US$3.4 million and US$1.7 million on April 30, 2007 and 2008 respectively, based on achievement of targeted revenues and profits. During the nine months ended December 31, 2006, Satyam Computer Services has recognized US$1.2 million in the statement of income as part of cost of revenues in respect of the EBT contribution. As of December 31, 2006, the unpaid EBT contribution amounting to US$1.2 million is disclosed as a current liability.
The purchase consideration for acquisition of 75% interest has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

Satyam Computer Services Limited
Notes on Consolidated Financial Statements

US$ in millions

Purchase price	$17.4

Allocated to:
Net current assets	$2.2
Tangible assets	0.3
Customer Contracts related intangibles	0.8
Customer relationship related intangibles	5.4
Trade name	0.7
Goodwill	10.3
Deferred tax liability	(2.3)

Total	$17.4

On June 29, 2006, Satyam Computer Services exercised the call option and acquired the remaining 25% equity interest for a deferred consideration of US$5.9 million and a maximum earn-out consideration of US$6.5 million based on achievement of targeted revenues and profits.
The purchase consideration for the 25% interest has been allocated to the assets acquired and liabilities assumed as of the date of acquisition, on a preliminary basis based on management’s estimates. The finalization of the purchase price allocation, which is expected to be completed within one year from the date of the acquisition, may result in certain adjustments to the purchase price allocation. The preliminary allocation of the purchase price resulted in goodwill of US$3.4 million and US$1.8 million of intangible assets, which are subject to amortization. The goodwill has been allocated to the IT services segment.
Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
b) Knowledge Dynamics Pte Ltd (“Knowledge Dynamics”).
On July 21 2005, Satyam Computer Services announced its intention to acquire 100% of the shares of Knowledge Dynamics Pte Ltd, Singapore, (“Knowledge Dynamics”), a leading Data Warehousing and Business Intelligence Solutions provider. The transaction was consummated on October 1, 2005, the date of transfer of shares to Satyam Computer Services and Satyam Computer Services has consolidated Knowledge Dynamics Pte Ltd, Singapore, from October 1, 2005. The acquisition has been accounted for by following the purchase method of accounting.
The consideration for this acquisition amounted to US$3.3 million comprising of initial consideration of US$1.8 million (including direct acquisition costs of $11 thousand) and deferred consideration (non-contingent) of US$1.5 million. The total deferred consideration for the acquisition of US$1.5 million has been accounted for as part of the purchase consideration out of which US$0.8 million has been paid during the three months ended June 30, 2006 and US$0.7 million as current liability in the balance sheet. Satyam Computer Services is also required to pay a maximum earn out consideration amounting to US$1.1 million and US$1.1 million on April 30, 2007 and 2008 respectively based on the achievement of targeted revenues and profits. The earn-out consideration will be accounted for as purchase consideration when the contingency is resolved.
The purchase consideration has been allocated to the assets acquired and liabilities assumed as of the date of acquisition based on management’s estimates and a valuation done by an independent valuer in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The goodwill has been allocated to the IT services segment. The purchase price allocation is as follows:

US$ in millions

Purchase price	$3.3

Allocated to:
Net current assets	$0.5
Customer Contracts and Related Relationships	1.0
Trade name	0.1
Goodwill	2.1
Deferred tax liability	(0.4)

Total	$3.3

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Pro forma disclosure regarding this acquisition has not been provided because it is not material to the operations of the Company.
4. Preferred Stock of Subsidiary
Nipuna issued 45,669,999 and 45,340,000 0.05% convertible redeemable cumulative preference shares of par value Rs 10 (US$0.23) per share in October 2003 and June 2004 respectively to the investors at an issue price of Rs.10 (US$0.23) per share, in exchange for an aggregate consideration of US$20 million.
As per the agreement, these preference shares were mandatorily convertible into equity shares of Nipuna no later than June 2006, if Nipuna achieved certain targets for revenues and profits earned up to March 31, 2006. If these targeted revenues and profits were not achieved by Nipuna along with other triggering events, the investors had an option to either redeem these preference shares or convert them. Although certain triggering events for early redemption as per the agreement occurred during the period January 2004 to December 2004 the investors waived the right of early redemption. Further Nipuna has not achieved the targeted revenues and profits upto March 2006.
If not converted, early converted or redeemed, these convertible preference shares were redeemable on maturity in June 2007 at a redemption premium, which could range between 7.5% to 13.5% p.a. The Investors are entitled to receive dividends at the rate of 0.05% per cent per annum, on the face value of Rs. 10 (US$0.23) from the date of issuance of such Preference Shares. The dividends are cumulative and payable in cash at the rate indicated above, whether or not they have been declared and whether or not there are profits, surplus or other funds of Nipuna legally available for the payment of dividends. These preference shares rank senior to all classes of Nipuna’s currently existing capital stock or established subsequently with respect to dividend distributions and repayment of capital and premium upon a Bankruptcy Event or Change in Control with respect to Nipuna, unless the terms and conditions of such class expressly provide that such class will rank senior to or on parity with the convertible redeemable cumulative preference shares. The dividend on the preference shares for the period ended December 31, 2006 is payable.
As of September 30, 2006, discussions for redemption/conversion of preference shares were in progress between Satyam management and the Investors. On November 20, 2006, a Share Purchase, Redemption and Amendment Agreement (“SPRA Agreement”) was entered into between Satyam, the Investors and Nipuna. Out of the total preference shares, 50% of the preference shares (US$ 10 million) would be redeemed for US$ 13.6 million at the target date on May 21, 2007 and the balance 50% would get converted into equity shares of Nipuna based on the terms of the existing subscription agreement. The Investors have given Nipuna a Notice of Conversion of Preference Shares and subsequent to December 31, 2006 it has been determined that 6,422,267 equity shares of Nipuna will be issued on conversion. As of December 31, 2006, Satyam has reclassified 50% of the preference shares as a liability since they are now mandatorily redeemable.
Further as per the SPRA Agreement, Satyam agrees to purchase and the Investors agree to sell these equity shares at an aggregate purchase price based on a formula. If the share purchase closing occurs on or before the share purchase target date (May 21, 2007) then the purchase price would range from a minimum of US$ 35 million to maximum of US$ 45 million, however if an acceleration event occurs the purchase price would equal US$45 million. If the share purchase closing occurs after the share purchase target date then the purchase price shall not be less than US$ 35 million however if an acceleration event occurs the purchase price shall not be less than US$45 million. This is subject to fulfillment of terms and conditions specified in the agreement and obtaining necessary approvals from appropriate authorities.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
5. Investments
Investments of Satyam consist of available-for-sale securities (“AFS”) and other non-marketable securities.

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Available-for-sale securities
Cost and fair value	—	—	—
Other investments, at cost	$3.7	$3.5	$3.7
Less: Provision for impairment	(3.7)	(3.5)	(3.7)

Investments – Non current	—	—	—

Satyam records an investment impairment charge on other non-marketable investments, which are carried at cost, when management believes an investment has experienced a decline in value that is judged to be other than temporary. Satyam monitors its investments for impairment by considering current factors including economic environment, market conditions and the operational performance and other specific factors relating to the business underlying the investment. Based on its assessment of its carrying values of investments, Satyam impaired the entire carrying value of other non-marketable investments as of March 31, 2003 due to adverse changes in the above factors.
6. Investments in bank deposits
Investments in bank deposits represents term deposits placed with banks earning fixed rate of interest and amounted to US$732.3 million, US$399.4 million and US$403.7 million as of December 31, 2006, 2005 (unaudited) and March 31, 2006 respectively with maturities from more than three months to two years. Interest on investments in bank deposits is recognized on accrual basis.
7. Investments in associated companies
The carrying values of investments in various associated companies of Satyam are as follows:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Satyam Venture	3.5	2.6	$2.7

CA Satyam	1.1	0.7	0.8

Total	$4.6	$3.3	$3.5

Sify
On November 7, 2005, Satyam Computer Services offered to sell an aggregate of 11,182,600 equity shares, representing its entire investment of 31.61% of the outstanding equity shares of Sify. The sale transaction was consummated on November 9, 2005 at a sale price of US$5.60 per equity share aggregating to US$62.3 million.
Satyam Computer Services accounted for its share of equity in earnings/(losses) of Sify under equity method of accounting upto November 9, 2005. The excess of sale proceeds (net of transaction costs) over the carrying value of investment in Sify as on the date of sale amounting to US$43.6 million has been recognized as gain in the statement of income during the year ended March 31, 2006.
The summarized results of operations of Sify is presented below:

(US$ in millions)
Statement of operations	Period ended
November 9, 2005
(unaudited)

Revenues	$60.2
Gross profit	25.7
Operating loss	7.2
Net loss	5.3

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Satyam Computer Services’ equity in loss of Sify, net of taxes amounted to US$Nil million and US$1.3 million for the nine months ended December 31, 2006 and 2005 (unaudited) and US$1.3 million for the year ended March 31, 2006.
Satyam Venture
On October 28, 1999, Satyam Computer Services entered into an agreement with Venture Industries, USA (“Venture”) to form an equally held joint venture company Satyam Venture Engineering Services Private Limited. (“Satyam Venture”). Satyam Computer Services holds 50% in Satyam Venture. The joint venture was formed on January 3, 2000 at Hyderabad, India. Satyam Venture is engaged in providing engineering solutions, software development and customization services specifically for the automotive industries worldwide. Satyam Computer Services’ equity in the profit of Satyam Venture, net of taxes amounted to US$0.6 million and US$0.4 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$0.5 million for the year ended March 31, 2006.
CA Satyam
On December 29, 2000, Satyam Computer Services entered into an agreement with Computer Associates International, Inc. (“CA”) to form an equally held joint venture company CA Satyam ASP Private Limited (“CA Satyam”). Satyam Computer Services holds 50% in CA Satyam. The joint venture was formed in January 2001, at Mumbai, India. As per the agreement, both Satyam Computer Services and CA have invested US$1.5 million each in the joint venture. Satyam Computer Services equity in the profit of CA Satyam, net of taxes amounted to US$0.2 million, for the nine months ended December 31, 2006 (unaudited) and loss of US$8.0 thousand for the nine months ended December 31, 2005 (unaudited) respectively and US$15 thousand for the year ended March 31, 2006.
8. Premises, Equipment and Depreciation
Premises and equipment at cost less accumulated depreciation consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Freehold land	$8.7	$8.2	$7.0
Leasehold land	1.8	1.8	1.8
Premises	23.8	17.5	23.6
Computers including servers	124.4	106.2	109.7
System software	23.5	19.3	21.0
Office equipment	66.5	56.0	61.6
Furniture and fixtures	45.5	35.7	40.1
Vehicles	8.4	6.8	7.0
Assets under construction	56.2	24.1	19.9

Total	358.8	275.6	291.7
Less: Accumulated depreciation	(211.4)	(175.7)	(185.1)

Premises and equipment, net	$147.4	$99.9	$106.6

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Satyam has established the estimated useful lives of assets for depreciation purposes as follows:

Premises	28 years
Computers including servers	2 –5 years
System Software	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Vehicles	5 years
Depreciation expense amounted to US$24.4 million and US$22.4 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$30.6 million for the year ended March 31, 2006.
9. Goodwill
Goodwill consists of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Goodwill
Acquisition of Citisoft Plc	$14.3	$6.6	$10.5
Acquisition of Knowledge Dynamics Pte Ltd	2.0	2.7	2.0
Acquisition of minority interest in
Satyam Enterprise Solutions Limited	23.4	22.9	23.1
Satyam Technologies Inc.	3.6	3.6	3.6

Total	43.3	35.8	39.2
Less: Accumulated amortization	(11.7)	(11.4)	(11.6)

Goodwill, net	$31.6	$24.4	$27.6

The following table presents the reconciliation of changes in carrying values of goodwill:

			(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Goodwill at the beginning of the period	$27.6	$15.5	$15.5
Acquisitions during the period	3.9	9.4	12.4
Impairment during the period	—	—	—
Change due to foreign exchange	0.1	(0.5)	(0.3)

Goodwill at the end of the period	$31.6	$24.4	$27.6

Goodwill represents the excess of amount paid towards purchase price and non-refundable deposit over the fair value of assets acquired, and relates to the acquisition of the minority interest in Satyam Enterprise Solutions Limited and Satyam Technologies Inc., and majority interest in Citisoft Plc. and Knowledge Dynamics Pte Ltd., by Satyam Computer Services. Goodwill is tested for impairment annually and when circumstances indicate that the carrying amount may not be recoverable as provided under FAS 142. Currently there is no impairment of goodwill; however, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
10. Intangible assets, net
Intangible assets consist of:

	(US$ in millions)
		As of December 31,						As of March 31,
		2006			2005			2006
			(unaudited)			(unaudited)
	Weighted
	average	Gross		Net	Gross		Net	Gross		Net
Acquired and amortized	life (in	carrying	Accumulated	intangible	carrying	Accumulated	intangible	carrying	Accumulated	intangible
intangible assets	years)	amount	amortization	assets	amount	amortization	assets	amount	amortization	assets

Citisoft Plc
Customer Relationship	8	$7.1	$(1.2)	$5.9	$3.7	$(0.3)	$3.4	$4.9	$(0.6)	$4.3
Customer Contracts	6	1.0	(0.2)	0.8	0.6	(0.1)	0.5	0.8	(0.1)	0.7
Trade name	5	0.9	(0.2)	0.7	0.4	—	0.4	0.6	(0.1)	0.5

Total		$9.0	$(1.6)	$7.4	$4.7	$(0.4)	$4.3	$6.3	$(0.8)	$5.5

Knowledge Dynamics
Customer Contracts and Related Relationships	9	$1.0	$(0.2)	$0.8	—	—	—	$1.0	$(0.1)	$0.9
Trade name	3	0.1	—	0.1	—	—	—	0.1	—	0.1
Internally developed technology	3	0.1	—	0.1	—	—	—	0.1	—	0.1

Total		$1.2	$(0.2)	$1.0	—	—	—	$1.2	$(0.1)	$1.1

During the period Satyam has not recognized any impairment of other intangible assets. Satyam has adopted the provisions of SFAS No. 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Satyam does not have any intangible assets with indefinite useful life.
The following table presents the reconciliation of changes in carrying values of other intangible assets:

	(US$ in millions)
	Nine months ended December, 31		Year ended March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Identifiable intangibles at the beginning of the period	$6.6	—	—
Acquisitions during the period	1.8	$5.2	$8.0
Amortization during the period	(1.0)	(0.4)	(0.9)
Change due to foreign exchange	1.0	(0.5)	(0.5)

Identifiable intangibles at the end of the period	$8.4	$4.3	$6.6

The following table gives details of Satyam’s total other intangible assets
The expected future annual amortization expense of other intangible assets is as follows:

US$ in millions

Estimated amortization expense:
For the year ended December 31,
2007	$0.3
2008	1.5
2009	1.4
2010	1.4
2011	1.2
Beyond 2011	2.6

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
11. Income Taxes
The income tax expense consists of:

	(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Foreign taxes
Current	$11.6	$12.4	$15.4
Deferred	(0.5)	(0.2)	(0.8)
Domestic taxes
Current	16.3	23.7	27.4
Deferred	(5.7)	(5.5)	(4.3)

Aggregate taxes	$21.7	$30.4	$37.7

A reconciliation of the income tax expense to the amount computed by applying the statutory income tax rate to income before income tax expense is summarized below:

	(US$ in millions)
	Nine months ended December 31,		Year ended March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Net income before taxes	$233.0	$218.1	$287.8
Enacted tax rates in India	33.66%	33.66%	33.66%

Computed tax expense	$78.4	$73.4	$96.9
Tax effect due to non-taxable export income	(71.4)	(53.9)	(75.3)
Difference arising from different tax rates in other tax jurisdictions	7.6	7.7	10.2
Difference arising from different tax rates on gain on sale of investment	—	(6.9)	(7.0)
Stock- based compensation (non-deductible)	3.4	0.1	0.3
Changes in valuation allowance, including losses of subsidiaries	1.6	2.9	5.4
Effect of tax rate change	—	0.1	0.1
Others	2.1	7.0	7.1

Income taxes recognized in the statement of income	$21.7	$30.4	$37.7

The current provision for income taxes, net of payments, were US$10.0 million and US$17.5 million as of December 31, 2006 and 2005 (unaudited) respectively and US$8.5 million as of March 31, 2006. The foreign taxes are due to income taxes payable in overseas tax jurisdictions by its offsite and onsite centers, principally in the United States. Satyam Computer Services benefits from tax incentive provided to software entities as an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations of software development facilities designated as “Software Technology Parks” (“STP units”). The benefit of this tax incentive has historically resulted in an effective tax rate for Satyam Computer Services well below statutory rates. In case of Satyam Computer Services for various registered STP units these exemptions expire starting from fiscal 2006 through fiscal 2010. Satyam Computer Services subsidiaries are subject to income taxes of the countries in which they operate.
Satyam has not recognized deferred income taxes arising on income of Satyam Computer Services due to the tax benefit available to it in the form of a exemption from taxable income, except to the extent of timing differences which reverse after the tax holiday period or unless they reverse under foreign taxes. However, Satyam Computer Services earns certain other income and domestic income, which are taxable irrespective of the tax holiday as stated above.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Significant components of activities that gave rise to deferred tax assets and liabilities included in the financial statements are as follows:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Deferred tax assets:
Operating loss carry forwards	$25.8	$23.3	$24.0
Provision for accounts receivable, advances and investments	6.2	5.5	5.7
Premises and equipment	0.6	0.5	0.5
Provision for gratuity and unutilized leaves	12.2	5.5	6.5

Gross deferred tax assets	44.8	34.8	36.7
Less: Valuation allowance	(25.8)	(23.3)	(24.0)

Total deferred tax assets	19.0	11.5	12.7

Deferred tax liabilities:
Premises and equipment	(6.3)	(4.6)	(6.4)
Provision for accounts receivable and advances	(3.1)	(2.6)	(2.8)
Intangible assets	(2.8)	—	(2.2)
Investments in associated companies and gain on dilution	(0.5)	(0.2)	(0.3)

Total deferred tax liabilities	(12.7)	(7.4)	(11.7)

Net deferred tax assets/ (liabilities)	$6.3	$4.1	$1.0

Satyam has not provided for any deferred income taxes on undistributed earnings of foreign subsidiaries due to the losses incurred by them since their inception. These losses aggregated to approximately US$38.9 million and US$37.5 million as of December 31, 2006 and 2005 (unaudited) respectively and US$37.8 million as of March 31, 2006.
Operating loss carry forwards for tax purposes of Satyam amounts to approximately US$25.8 million and US$23.3 million as of December 31, 2006 and 2005 (unaudited) respectively and US$24.0 as of March 31, 2006 and are available as an offset against future taxable income of such entities. These carry forwards expire at various dates primarily over 8 to 20 years. Realization is dependent on such subsidiaries generating sufficient taxable income prior to expiration of the loss carry forwards. A valuation allowance is established attributable to deferred tax assets and loss carry forwards in subsidiaries where, based on available evidence, it is more likely than not that they will not be realized.
Net deferred tax asset/ (liabilities) included in the consolidated balance sheets are as follows:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Current assets – deferred income taxes	$18.4	$11.0	$12.2
Non-current assets – other assets*	0.6	0.5	0.5
Current liabilities – accrued expenses and other liabilities*	(3.0)	(2.6)	(2.8)
Long-term liabilities – deferred income taxes	(9.7)	(4.8)	(8.9)

Net deferred tax asset/ (liabilities)	$6.3	$4.1	$1.0

*	Included in “other assets” and “accrued expenses and other liabilities” respectively.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
12. Borrowings
Short-term debt
Short-term debt amounted to US$5.3 million and US$2.7 million as of December 31, 2006 and 2005 (unaudited) respectively and US$4.1 million as of March 31, 2006. Short-term debt represents overdraft facility of Nipuna at floating rate of interest of LIBOR+0.25% which is secured by a charge on book debts, accounts receivable and other moveable assets. The weighted-average interest rate on this borrowing was 6.48% and 4.95% for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and 5.33% for the year ended March 31, 2006.
Long-term debt
Long-term debt outstanding comprise of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Secured debts, representing obligation principally to banks and financial institutions
- 10.25% Rupee loans of SC-Trust, maturing serially through fiscal 2008	$1.2	$1.3	$1.3
- 0.95% above 6 month LIBOR working capital term loan maturing serially through fiscal 2009	9.7	5.6	5.6
- 0.95% above 6 month LIBOR external commercial borrowing maturing serially through fiscal 2009	10.5	4.5	10.5
Hire Purchase Loans	3.5	2.8	2.9

Total Debt	24.9	14.2	20.3
Less: Current portion of long-term debt	(2.8)	(2.2)	(2.4)

Long-term debt, net of current portion	$22.1	$12.0	$17.9

Rupee loans are secured by equity shares of Satyam Computer Services’ held by the SC-Trust. In 2003, SC-Trust has repaid its rupee loans maturing in January 2004 and March 2004, amounting to US$1.2 million and US$1.4 million, respectively, with an interest rate of 13% p.a. and has replaced them with new rupee loans in same principal amounts with a fixed interest rate of 10.75% p.a. maturing in July 2005.The SC-Trust has further renewed these upto September 2007 with a revised interest rate of 10.25%.
Aggregate maturities of long-term debt subsequent to December 31, 2006, are US$0.9 million in fiscal 2007, US$2.3 million in fiscal 2008, US$1.0 million in fiscal 2009 and US$20.7 million in fiscal 2010.
Unused lines of credit
Unused lines of credit comprise of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Short-term debt	—	$5.1	$3.8
Long-term debt	—	10.0	3.9
Non-fund facilities	$15.5	6.3	4.4

Total Unused lines of credit	$15.5	$21.4	$12.1

On January 6, 2005, Nipuna obtained a credit facility from a bank for long term borrowings to the extent of US$20 million with an interest rate of 0.95% above 6 month LIBOR. Satyam Computer Services has given a corporate guarantee to the bank for the borrowing. The borrowing is repayable in 3 years from each draw down of the borrowing. As of December 31, 2006, Nipuna has availed US$20.0 million under the above arrangement.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
13. Employee Benefits
The Gratuity Plan
The following table sets forth the status of the Gratuity Plan of Satyam, and the amounts recognized in Satyam’s consolidated balance sheets and statements of income.

			(US$ in millions)
	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Accumulated benefit obligation	$8.2	$3.1	$5.7

Change in projected benefit obligation
Projected benefit obligation at beginning of the period	$7.8	$5.2	$5.2
Service cost	1.5	1.4	1.9
Interest cost	0.4	0.3	0.4
Actuarial loss/(gain)	0.7	(0.2)	0.9
Benefits paid	(0.9)	(0.4)	(0.5)
Effect of exchange rate changes	0.1	(0.1)	(0.1)

Projected benefit obligation at end of the period	$9.6	$6.2	7.8

Change in plan assets
Employer contribution	0.9	0.4	0.5
Benefits paid from plan assets	(0.9)	(0.4)	(0.5)

Fair value of plan assets at end of the period	—	—	—

Funded status of the plans	(9.6)	(6.2)	(7.8)
Unrecognized net actuarial loss	1.9	0.2	1.3
Amount recognized during the period	—	—	—

Accrued benefit cost	$(7.7)	$(6.0)	$(6.5)

The components of net gratuity costs are reflected below:
Service cost	$1.5	$1.4	$1.9
Interest cost	0.4	0.3	0.4
Amortization	—	—	—
Amount recognized during the period	0.1	—	—

Net gratuity costs	$2.0	$1.7	$2.3

The assumptions used in accounting for the gratuity plan for the nine months ended December 31, 2006 and 2005 (unaudited) and for the year ended March 31, 2006 are set out below:
Weighted-average assumptions used to determine benefit obligations:

	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Discount rate	8.0%	8.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Weighted-average assumptions used to determine net periodic benefit cost:

	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Discount rate	8.0%	7.0%	8.0%
Long-term rate of compensation increase	7.0%	7.0%	7.0%

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Cash Flows
Satyam expects to contribute US$1.5 million to its Gratuity plan during the year ending March 31, 2007. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(US$ in millions)
For the financial year ended March 31,	Expected contribution

2008	$1.7
2009	2.0
2010	2.5
2011	3.2
2012 – 2015	13.1

Provident Fund
Satyam’s contribution towards the Provident Fund amounted to US$10.0 million and US$7.7 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$10.7 million for the year ended March 31, 2006.
Superannuation Plan
Satyam Computer Services’ contribution towards the Superannuation Plan maintained by LIC amounted to US$1.3 million and US$0.9 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$1.2 million for the year ended March 31, 2006.
14. Earnings per Share
Basic earning per share is computed on the basis of the weighted average number of shares outstanding (weighted average number of shares issued less unallocated, unvested and unexercised shares held by the SC — Trust). Allocated but unvested or unexercised shares not included in the calculation of weighted-average shares outstanding for basic earnings per share were 164,200 and 111,600 as of December 31, 2006 and 2005 (unaudited) respectively and 106,600 as of March 31, 2006. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding plus the effect of outstanding stock options using the “treasury stock” method.
In addition to the above, the unallocated shares held by SC — Trust, which are by definition unvested, have been excluded from all earnings per share calculations. Such shares amounted to 2,149,680 and 2,279,680 as of December 31, 2006 and 2005 (unaudited) respectively and 2,279,680 as of March 31, 2006.
The components of basic and diluted earnings per share were as follows:

	(US$ in millions except per share data and as stated otherwise)
	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Net income	$212.1	$186.9	$249.4
Equity Shares:
Average outstanding shares (in millions)	651.3	640.0	641.2
Dilutive effect of Associate Stock Options (in millions)	19.0	20.9	21.6

Share and share equivalents (in millions)	670.3	660.9	662.8

Earnings per share
Basic	$0.33	$0.29	$0.39
Diluted	$0.32	$0.28	$0.38

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
15. Stock-based Compensation Plans
ASOP plan
In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP plan”), which provided for the issue of 26,000,000 shares, as adjusted to eligible associates. Satyam Computer Services issued warrants to purchase these shares to a controlled associate welfare trust called the Satyam Associate Trust (the “SC-Trust”). In December 1999 the SC- Trust exercised all its warrants to purchase Satyam Computer Services shares prior to the stock split using the proceeds obtained from bank loans. As and when the SC- Trust issues warrants to eligible associates, the difference between the market price and the exercise price is accounted as deferred stock based compensation and amortized over the vesting period. The warrants vest immediately or vest over a period ranging from two to three years, depending on the associate’s length of service and performance. Upon vesting, associates have 30 days in which to exercise these warrants. As of December 31, 2006, warrants (net of lapsed and cancelled) to purchase 23,829,720 equity shares have been granted to associates pursuant to ASOP since inception.
ASOP B plan
In April 2000, Satyam Computer Services established its Associate Stock Option Plan B (the “ASOP B”) and reserved warrants for 83,454,280 shares to be issued to eligible associates with the intention to issue the warrants at the market price of the underlying equity shares on the date of the grant. These warrants vest over a period ranging from two to four years, starting with 20% in second year, 30% in the third year and 50% in the fourth year. Upon vesting, associates have 5 years to exercise these warrants. As of December 31, 2006, options (net of lapsed and cancelled) to purchase 55,243,478 equity shares have been granted to associates under this plan since inception.
ASOP ADS plan
In May 2000, Satyam Computer Services established its Associate Stock Option Plan (ADS) (the ‘ASOP (ADS)’) to be administered by the Administrator of the ASOP (ADS) which is a committee appointed by the Board of Directors of Satyam Computer Services and reserved 5,149,330 ADSs (10,298,660 shares) to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the grant date. These warrants vest over a period of 1-10 years from the grant date. As of December 31, 2006, warrants (net of lapsed and cancelled) for 3,220,690 ADSs representing 6,441,380 equity shares have been granted to associates under the ASOP ADS since inception.
Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)
Satyam Computer Services has established a scheme “Associate Stock Option Plan — Restricted Stock Units (ASOP — RSUs)” to be administered by the Administrator of the ASOP — RSUs, a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares are reserved to be issued to eligible associates at a price to be determined by the Administrator which shall not be less than the face value of the share. ASOP RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of December 31, 2006, no RSUs have been granted under the ASOP — RSUs.
Associate Stock Option Plan — RSUs (ADS) (ASOP — RSUs (ADS))
Satyam Computer Services has established a scheme “Associate Stock Option Plan — RSUs (ADS)” to be administered by the Administrator of the ASOP — RSUs (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 13 million equity shares minus the number of shares issued from time to time under the Associate Stock Option Plan — RSUs are reserved to be issued to eligible associates at a price to be determined by the Administrator not less than the face value of the share. These RSUs vest over a period of 1-4 years from the date of the grant. Upon vesting, associates have 5 years in which to exercise these warrants. As of December 31, 2006, no RSUs have been granted under the ASOP — RSUs (ADS)
Warrant grants
During the nine months ended December 31, 2006 (unaudited), the SC-Trust issued immediately vesting warrants for 39,000 shares and warrants for 91,000 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the nine months ended December 31, 2006, under the ASOP B

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
plan, Satyam Computer Services issued warrants for Nil (net of 7,519,788 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for Nil ADS representing Nil (net of warrants for 121,252 ADS representing 242,504 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the nine months ended December 31, 2005 (unaudited), under the ASOP B plan, Satyam Computer Services issued warrants for 3,947,334 (net of 2,632,218 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 280,146 ADS representing 560,292 (net of warrants for 40,284 ADS representing 80,568 shares cancelled) shares to associates under the ASOP (ADS) plan.
During the year ended March 31, 2006, the SC-Trust issued immediately vesting warrants for 26,400 shares and warrants for 61,600 (net of Nil warrants cancelled) shares with longer vesting periods to the associates under the ASOP plan. Further, during the year ended March 31, 2006, under the ASOP B plan, Satyam Computer Services issued warrants for 984,362 (net of 5,595,190 warrants cancelled) shares to the associates. During the same period, under the ASOP (ADS), Satyam Computer Services issued warrants for 139,986 ADS representing 279,972 (net of warrants for 180,444 ADS representing 360,888 shares cancelled) shares to associates under the ASOP (ADS) plan.
Changes in number of equity shares representing stock options outstanding for each of the plans were as follows:

	Nine months ended December 31,				Year ended March 31,
	2006 (unaudited)		2005 (unaudited)		2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	106,600	$1.42	4,81,000	$1.18	481,000	$1.18
Granted	130,000	$1.63	88,000	$1.36	88,000	$1.37
Exercised	(72,400)	$1.36	(457,400)	$1.12	(462,400)	$1.13
Cancelled	—	—	—	—	—	—
Lapsed	—	—	—	—	—	—

Balance at the end of the period	164,200	$1.62	111,600	$1.39	106,600	$1.42

Exercisable at the end of the period	18,000	$1.39	—	—	—	—
Weighted average fair value of options granted during the period	130,000	$10.00	88,000	$6.01	88,000	$6.08

	Nine months ended December 31,				Year ended March 31,
	2006 (unaudited)		2005 (unaudited)		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP B	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the period	45,603,388	$3.74	53,660,630	$3.57	53,660,630	$3.57
Granted	—	—	6,604,436	$4.66	6,579,552	$4.71
Exercised	(7,839,797)	$3.61	(7,122,050)	$2.95	(9,039,604)	$3.05
Cancelled	(7,519,788)	$3.79	(2,657,102)	$3.62	(5,595,190)	$3.77

Balance at the end of the period	30,245,803	$3.80	50,485,914	$3.69	45,605,388	$3.74

Exercisable at the end of the period	14,580,701	$3.85	13,069,440	$3.39	10,248,808	$3.43
Weighted average fair value of options granted during the period	—	—	6,579,552	$4.66	6,579,552	$4.71

Satyam Computer Services Limited
Notes on Consolidated Financial Statements

	Nine months ended December 31,				Year ended March 31,
	2006 (unaudited)		2005 (unaudited)		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
ASOP (ADS)	equity shares	Price	equity shares	Price	equity shares	Price

Balance at the beginning of the period	3,982,684	$4.12	5,031,604	$3.71	5,031,604	$3.71
Granted	40,000	$9.79	640,860	$5.68	640,860	$5.74
Exercised	(352,798)	$2.81	(960,084)	$2.66	(1,328,892)	$2.69
Cancelled	(242,504)	$4.32	(80,568)	$2.85	(360,888)	$7.41

Balance at the end of the period	3,427,382	$4.49	4,631,812	$4.10	3,982,684	$4.25

Exercisable at the end of the period	2,461,586	$3.83	2,405,804	$2.94	1,865,764	$2.97
Weighted average fair value of options granted during the period	40,000	$9.79	640,860	$5.68	640,860	$5.74

Information about number of equity shares representing stock options outstanding as on December 31, 2006:

		Outstanding				Exercisable
		Weighted		Weighted	Number of	Weighted		Number of
		Average Exercise		Average	equity shares	Average Exercise		equity shares
Range of Exercise Price		Price (per equity		remaining	arising out of	Price (per equity		arising out of
(per equity share)		share)		contractual life	options	share)		options

Rs.61.49	$1.39	Rs.	110.94			Rs.	110.93
Rs.138.61	$3.14		$2.52	0.41 Years	6,352,737		$2.51	4,137,593

Rs.138.62	$3.14	Rs.	189.81			Rs.	198.57
Rs.327.81	$7.43		$4.30	0.90 Years	25,696,888		$4.50	11,981,186

Rs.327.82	$7.43	Rs.	515.92			Rs.	502.43
Rs.863.67	$19.58		$11.70	1.08 Years	1,787,760		$11.39	941,808
The US$ numbers in the above tables have been translated using the closing exchange rate as of December 31, 2006 1US$= Rs44.11
Stock-based compensation
Satyam’s Consolidated Financial Statements as of and for the nine months ended December 31, 2006 reflect the impact of SFAS 123R. In accordance with the modified prospective transition method, Satyam’s Consolidated Financial Statements for the prior periods have not been restated to reflect, and do not include, the impact of SFAS 123R. As required by SFAS 123(R), management has made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest. There was no cumulative effect of initially adopting SFAS 123(R). During the nine months ended December 31, 2006, Satyam recorded stock-based compensation related to stock options of US$9.9 million on graded vesting basis for all unvested options granted prior to and options granted after the adoption of SFAS 123(R).
The fair value of each option award is estimated on the date of grant using the Black Scholes option-pricing model. The following table gives the weighted-average assumptions used to determine fair value:

Satyam Computer Services Limited
Notes on Consolidated Financial Statements

Nine months ended
December 31, 2006
(unaudited)

Dividend yield	0.75%
Expected volatility	55.46%
Risk-free interest rate	7.00%
Expected term (in years)	1.04

Expected Term: The expected term represents the period that the Company’s stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior.
Risk-Free Interest Rate: The risk-free interest rate is based on the applicable rates of government securities in effect at the time of grant.
Expected Volatility: The fair values of stock-based payments were valued using a volatility factor based on the Company’s historical stock prices.
Expected Dividend: The Black Scholes option-pricing model calls for a single expected dividend yield as an input.
Estimated Pre-vesting Forfeitures: When estimating forfeitures, the Company considers voluntary termination behavior. Estimated forfeiture rates are trued-up to actual forfeiture results as the stock-based awards vest.
Stock based compensation plan of Nipuna
In April 2004, Nipuna established its Employee Stock Option Plan (the “ESOP”). As per the ESOP, the options were granted at fair value as determined by an independent valuer as on the date of the grant and hence no compensation cost has been recognized. These options vest starting with 33.33% at the end of the second year, 33.33% at the end of the third year and remaining 33.34% at the end of the fourth year from the date of grant.
Changes in number of equity shares representing stock options outstanding were as follows:

	Nine months ended December 31,				Year ended March 31,
	2006 (unaudited)		2005 (unaudited)		2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
	equity	Exercise	equity	Exercise	equity	Exercise
ASOP Plan	shares	Price	shares	Price	shares	Price

Balance at the beginning of the period	1,215,506	$1.80	813,578	$1.83	813,578	$1.83
Granted	324,000	$1.78	630,000	$1.77	655,000	$1.77
Exercised	—	—	—	—	—	—
Cancelled	(414,804)	$1.78	(253,072)	$1.77	(253,072)	$1.77
Lapsed	—	—	—	—	—	—

Balance at the end of the period	1,124,702	$1.81	1,190,156	$1.78	1,215,506	$1.80

Exercisable at the end of the period	—	—	—	—	—	—
Weighted average fair value of options granted during the period	324,000	$1.78	630,000	$1.77	654,600	$1.77

16. Segmental Reporting
Satyam has adopted SFAS 131; “Disclosures about Segments of an Enterprise and Related Information” which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
stand-alone revenues and net income for the companies in Satyam. The executive management evaluates Satyam’s operating segments based on the following two business groups:
—	IT services, providing a comprehensive range of services, including application development and maintenance, consulting and enterprise business solutions, extended engineering solutions, infrastructure management services. Satyam provides its customers the ability to meet all of their information technology needs from one service provider. Satyam’s eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam also assists its customers in making their existing computing systems accessible over the Internet. The segment information includes the results of Citisoft and Knowledge Dynamics which were acquired during last year.

—	Business Process Outsourcing, providing BPO services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).
Satyam’s operating segment information for the nine months ended December 31, 2006 and 2005 (unaudited) and for the year ended March 31, 2006 are as follows:
Business Segments

	(US$ in millions)
	IT			Consolidated
	Services	BPO	Elimination	totals

For the nine months ended December 31, 2006 (unaudited)
Revenue – External customers	$1,029.7	$20.4	—	$1,050.1
Revenue – Inter-segment	0.5	6.2	(6.7)	—

Total Revenues	1,030.2	26.6	(6.7)	1,050.1

Operating income / (loss)	212.8	(2.2)	—	210.6
Equity in earnings/(losses) of associated companies, net of taxes	0.8	—	—	0.8
Net income / (loss)	215.6	(3.5)	—	212.1
Segment assets	1,436.4	37.4	(25.2)	1,448.6
Depreciation and amortization	23.1	2.3	—	25.4
Capital expenditures for long-lived assets	59.2	4.6	—	63.8

For the nine months ended December 31, 2005 (unaudited)
Revenue – External customers	$787.9	$7.8	—	$795.7
Revenue – Inter-segment	0.4	4.5	(4.9)	—

Total Revenues	788.3	12.3	(4.9)	795.7

Operating income / (loss)	164.0	(7.8)	—	156.2
Equity in earnings/(losses) of associated companies, net of taxes	(1.0)	—	—	(1.0)
Net income / (loss)	195.4	(8.5)	—	186.9
Segment assets	1,091.0	19.0	(16.5)	1,093.5
Depreciation	20.9	1.9	—	22.8
Capital expenditures for long-lived assets	40.3	0.8	—	41.1

For the year ended March 31, 2006
Revenue – External customers	$1,082.7	$13.6	—	$1,096.3
Revenue – Inter-segment	0.8	6.4	(7.2)	—

Total Revenues	1,083.5	20.0	(7.2)	1096.3

Operating income	228.5	(8.8)	—	219.7
Equity in earnings/(losses) of associated companies, net of taxes	(0.8)	—	—	(0.8)
Net income	259.0	(9.6)	—	249.4
Segment assets	1,170.8	27.7	(17.3)	1,181.2
Depreciation	29.0	2.5	—	31.5
Capital expenditures for long-lived assets	53.4	3.2	—	56.6

The capital expenditures for long-lived assets in the above table represent the additions to premises and equipment (fixed assets) of each segment.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Geographic Information
The revenues that are attributable to countries based on location of customers and long-lived assets are as follows:

	(US$ in millions)
	Nine months ended December 31,				Year ended March 31,
	2006 (unaudited)		2005 (unaudited)		2006
	Revenues		Revenues		Revenues
	from external	Long-lived	from external	Long-lived	from external	Long-lived
	customers	assets	customers	assets	customers	assets

North America	$672.7	$4.1	$520.1	$4.1	$711.2	$4.0
Europe	197.5	1.3	149.3	0.9	206.3	0.9
India	51.3	179.1	32.2	120.8	45.1	133.1
Japan	15.0	0.4	10.0	0.5	15.5	0.5
Rest of the World	113.6	2.5	84.1	2.3	118.2	2.3

Total	$1,050.1	$187.4	$795.7	$128.6	$1,096.3	$140.8

The long-lived assets in the above table represent premises and equipment and intangible assets of each segment.
17. Related Party Transactions
Related party transactions comprise of

	(US$ in millions)
	Nine months ended December 31,		Year Ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Infrastructure and other services provided by Satyam to
Satyam Venture	$0.4	$0.3	$0.5
Short term advance provided by Satyam to
CA Satyam	—	0.1	0.1

Total	$0.4	$0.4	$0.6

Infrastructure and other services received by Satyam from
Sify, its subsidiaries and associated companies	—	$2.9	$2.9
Satyam Venture	6.6	6.4	8.6
CA Satyam	0.2

Total	$6.8	$9.3	$11.5

The balances receivable from and payable to related parties are as follows:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
Amount due from/(to) associated companies	(unaudited)	(unaudited)

Satyam Venture	$(2.5)	$(2.1)	$(1.8)
CA Satyam	—	0.1	0.1

Total	$(2.5)	$(2.0)	$(1.7)

18. Shareholders’ Equity and Dividends
Increase in authorized share capital
On August 21, 2006, the shareholders of Satyam Computer Services approved for increase in authorized capital of the Company from 375 million equity shares to 800 million equity shares.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Stock Split (in the form of stock dividend)
On August 21, 2006, the shareholders of Satyam Computer Services approved a two-for-one stock split (in the form of stock dividend) which was effective on October 10, 2006. Consequently, Satyam capitalized an amount of US$17.7 million from its retained earnings to common stock. All references in the financial statements to number of shares, per share amounts, stock option data, and market prices of Satyam Computer Services’ equity shares have been retroactively restated to reflect the stock split unless otherwise noted.
Dividends
Final dividends proposed by the Board of Directors are payable when formally declared by the shareholders, who have the right to decrease but not increase the amount of the dividend recommended by the Board of Directors. The Board of Directors declares interim dividends without the need for shareholders’ approval.
Dividends payable to equity shareholders are based on the net income available for distribution as reported in Satyam Computer Services unconsolidated financial statements prepared in accordance with Indian GAAP. As such, dividends are declared and paid in Indian Rupees. The net income in accordance with U.S. GAAP may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. Under Indian GAAP the retained earnings available for distribution to equity shareholders was US$948.3 million and US$714.1 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$786.9 million for the year ended March 31, 2006.
Under the Indian Companies Act, dividends may be paid out of the profits of a company in the year in which the dividend is declared or out of the undistributed profits of previous fiscal years. Before declaring a dividend greater than 10.0% of the par value of its equity shares, a company is required to transfer to its reserves a minimum percentage of its profits for that year, ranging from 2.5% to 10.0%, depending on the dividend percentage to be declared in such year.
19. Contingencies and Commitments
a) Funding and Warrant commitments — Nipuna
Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the 0.05% cumulative convertible redeemable preference shares. Further Satyam Computer Services is required to subscribe to convertible debentures amounting to US$20 million based on certain provisions in the agreement. These convertible debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.
Satyam Computer Services, Nipuna and the investors have also entered into a warrant agreement whereby Nipuna agrees to issue to the Investors, one warrant in consideration of and based upon every US$0.1 million referral revenues received by Nipuna or its subsidiaries at any time during the period commencing from the date of initial closing and ending in June 2007 from business referred to Nipuna or its subsidiaries by an investor or its affiliates. These warrants are convertible into ordinary equity shares of Nipuna subject to a maximum of 7.5% of the then outstanding equity share capital of Nipuna on a fully diluted basis during the exercise period at the price per share then in effect and subject to other terms and conditions set forth in the agreement. As of December 31, 2006, there were no referral revenues and hence no warrants have been issued.
b) Citisoft Plc and Knowledge Dynamics Pte Ltd.
For commitments relating to Citisoft and Knowledge Dynamics refer note 3.
c) Bank guarantees
Bank guarantees outstanding are US$22.5 million and US$9.8 million as of December 31, 2006 and 2005 (unaudited) respectively and US$13.4 million as of March 31, 2006. Bank guarantees are generally provided to government agencies, excise and customs authorities for the purposes of maintaining a bonded warehouse. These guarantees may be revoked by the governmental agencies if they suffer any losses or damage through the breach of any of the covenants contained in the agreements.
d) Capital commitments
Contractual commitments for capital expenditure pending execution were US$41.5 million and US$15.3 million as of December 31, 2006 and 2005 (unaudited) respectively and US$26.7 million as of March 31, 2006. Contractual commitments for capital expenditures are relating to acquisition of premises and equipment.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
e) Operating leases
Satyam has certain operating leases for land, office premises and guesthouses. Rental expenses for operating leases are accounted for on a straight line method. Rental expense amounted to US$16.0 million and US$12.8 million for the nine months ended December 31, 2006 and 2005 (unaudited) respectively and US$17.5 million for the year ended March 31, 2006.
Future minimum annual lease commitments for non-cancelable lease arrangements, including those leases for which renewal options may be exercised as of December 31, 2006 are US$1.8 million in fiscal 2007, US$4.1 million in fiscal 2008, US$2.4 million in fiscal 2009, US$1.6 million in fiscal 2010 and thereafter.
f) Venture Global Engineering LLC, USA
Satyam Computer Services had filed a request for arbitration with the London Court of International Arbitration (“LCIA”) naming Venture Global Engineering LLC, USA (“VGE”) as respondent. The Arbitration concerned a dispute between Satyam Computer Services and VGE in connection with their joint venture Satyam Venture Engineering Services Private Limited (“SVES”).
The LCIA Arbitrator issued his Final Award on April 3, 2006 in favour of Satyam Computer Services. Satyam Computer Services has filed a petition to recognize and enforce the Award in the United States District Court in Michigan. VGE has separately filed a declaratory judgment action seeking to refuse enforcement of the Award in the United States District Court in Illinois.
20. Concentration of Credit Risk
Accounts receivable balances are typically unsecured and are derived from revenues earned from customers primarily located in the United States. Satyam monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. The following table gives details in respect of percentage of revenues generated from top two and top five customers:

	Nine months ended December 31,		Year ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Revenues generated from top two customers
Customer I	6.48%	9.19%	8.80%
Customer II	4.70%	4.98%	5.14%
Total revenues from top five customers	21.04%	24.55%	24.21%

21. Financial Instruments
Forward and options contracts
Satyam Computer Services enters into foreign exchange forward and options contracts where the counter party is generally a bank. Satyam Computer Services considers the risks of non-performance by the counter party as not material.
The following tables give details in respect of our outstanding foreign exchange forward and options contracts:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Aggregate contracted principal amounts of contracts outstanding:
Forward contracts	$86.0	$116.0	$79.0
Options contracts	167.5	160.0	137.0

Total	$253.5	$276.0	$216.0

Balance sheet exposure:
Forward contracts	$1.4	$(1.2)	$0.4
Options contracts	(0.3)	(3.4)	(1.8)

Total	$1.1	$(4.6)	$(1.4)

The outstanding foreign exchange forward and options contracts as of December 31, 2006 mature between one to fourteen months.

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Gains/(losses) on foreign exchange forward and options contracts included under the head other income/(expense) in the statement of income are as stated below:

	(US$ in millions)
	Nine months ended December 31,		Year Ended
	2006	2005	March 31, 2006
	(unaudited)	(unaudited)

Forward contracts	$0.9	$(1.0)	$0.8
Options contracts	0.5	(3.1)	(1.6)

Total	$1.4	$(4.1)	$(0.8)

Fair value
The carrying amounts reported in the balance sheets for cash and cash equivalents, trade and other receivables, investments, amounts due to or from related parties, short-term debts, accounts payable and other liabilities approximate their respective fair values due to their short maturity and due to no change in the interest rates for bank deposits. The approximate fair value of long-term debts, as determined by using current interest rates was US$24.9 million and US$14.2 million as of December 31, 2006 and 2005 (unaudited) respectively and US$20.3 million as of March 31, 2006 as compared to the carrying amounts of US$24.9 million and US$14.2 million as of December 31, 2006 and 2005 (unaudited) respectively and US$20.3 million as of March 31, 2006.
22. Schedules of Balance sheet
a) Cash and Cash Equivalents
The cash and cash equivalents consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Cash and bank balances	$90.6	$217.6	$258.9
Cash equivalents	5.2	44.2	33.9

Cash and cash equivalents	$95.8	$261.8	$292.8

b) Accounts receivable and allowance for doubtful debts
Accounts receivable consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Customers (trade)	$304.7	$212.5	$238.1
Related parties	0.1	0.1	1.0
Less: Allowance for doubtful debts	(20.3)	(18.4)	(19.1)

Accounts receivable	$284.5	$194.2	$220.0

The allowance for doubtful debt is established at amounts considered to be appropriate based primarily upon Satyam’s past credit loss experience and an evaluation of potential losses on the outstanding receivable balances.
c) Prepaid Expenses and Other Receivables
Prepaid expenses and other receivables consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Interest accrued on bank deposits	$18.3	$11.2	$24.9
Prepaid expenses	$3.4	3.5	5.3
Directors liability insurance	0.4	0.6	0.4
Advance for expenses	9.3	9.1	12.0
Loans and advance to employees	11.3	6.0	6.2
Other advances and receivables	4.8	2.5	2.4
Less: Allowance for doubtful advances	(2.4)	(1.7)	(2.3)

Prepaid expenses and other receivables	$45.1	$31.2	$48.9

Satyam Computer Services Limited
Notes on Consolidated Financial Statements
Prepaid expenses principally include the un-expired portion of annual rentals paid for use of leased telecommunication lines, satellite link charges, and insurance premiums.
Others advances and receivables include the current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$1.2 million and US$0.7 million as of December 31, 2006 and 2005 (unaudited) respectively and US$0.4 million as of March 31, 2006.
d) Other Assets
Other assets consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Interest accrued on bank deposits	$3.5	$8.8	—
Deposits	19.6	15.8	$17.0
Loans and advances to employees due after one year	0.8	0.9	0.8
Deferred taxes on income	0.6	0.5	0.5
Others	1.0	1.3	1.4
Less: Allowance for doubtful advances	(1.5)	(1.5)	(1.5)

Other Assets	$24.0	$25.8	$18.2

Others include the non-current portion of the restricted cash in the form of deposits placed with banks to obtain bank guarantees amounted to US$0.3 million and US$0.4 million as of December 31, 2006 and 2005 (unaudited) respectively and US$0.7 million as of March 31, 2006. Telephone and other deposits are primarily attributable to deposits with government organizations principally to obtain leased telephone lines and electricity supplies and advance payments to vendors for the supply of goods and rendering of services.
e) Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consist of:

	(US$ in millions)
	As of December 31,		As of March 31,
	2006	2005	2006
	(unaudited)	(unaudited)

Accrued expenses	$68.0	$51.4	$56.3
Unclaimed dividend	1.6	1.2	1.1
Provision for taxation, net of payments	10.0	17.5	8.5
Provision for gratuity and unutilised leave	34.2	15.0	16.9
Deferred taxes on income	3.0	2.6	2.8
Others	23.0	23.5	23.3

Accrued expenses and other current liabilities	$139.8	$111.2	$108.9